United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 15, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

15 March 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
08 March 2019	103,000	47.44	47.80	47.631478	New York Stock Exchange (“NYSE”)
11 March 2019	764	48.88	49.02	48.934398	BATS Global Markets (“BATS”)
11 March 2019	437	48.95	49	48.965675	Boston Stock Exchange (“BSE”)
11 March 2019	100	49.00	49.00	49.000000	IEX (“IEXG”)
11 March 2019	98	48.93	48.93	48.930000	NASDAQ (“NASDAQ”)
11 March 2019	63,101	48.22	49.03	48.685426	NYSE
11 March 2019	1,300	48.93	49.01	48.962308	OTC Markets (“OTC”)
11 March 2019	1,200	48.91	49.03	49.005000	CBOE EDGX Equity Exchange (“XDEX”)
12 March 2019	58	48.99	48.99	48.990000	BATS Global Markets Secondary Exchange (“BYX”)
12 March 2019	121,342	48.76	49.1	48.903309	NYSE
12 March 2019	25,000	48.95	48.95	48.950000	OTC Markets (“OTC”)
13 March 2019	350	48.87	48.89	48.875714	BATS
13 March 2019	200	48.86	48.87	48.865000	BSE
13 March 2019	400	48.86	48.89	48.870000	BYX
13 March 2019	1,030	48.86	48.88	48.864184	CFX Alternative Trading (“CFX”)
13 March 2019	3,516	48.865	48.885	48.868413	IEXG
13 March 2019	1,000	48.86	48.88	48.869500	NASDAQ
13 March 2019	100	48.86	48.86	48.860000	NYSE - National Exchange (“NSX”)
13 March 2019	108,011	48.85	48.95	48.900867	NYSE
13 March 2019	800	48.8575	48.885	48.869063	OTC
13 March 2019	100	48.88	48.88	48.880000	NYSE Arca (“PSE”)
13 March 2019	100	48.86	48.86	48.860000	CBOE EDGA Equity Exchange (“XDEA”)
13 March 2019	24,393	48.86	48.89	48.888909	XDEX
14 March 2019	100	48.81	48.81	48.810000	BATS
14 March 2019	100	48.82	48.82	48.820000	BSE
14 March 2019	100	48.81	48.81	48.810000	BYX
14 March 2019	200	48.81	48.82	48.815000	IEXG
14 March 2019	100	48.81	48.81	48.810000	NASDAQ
14 March 2019	78,700	48.56	48.85	48.719091	NYSE
14 March 2019	100	48.81	48.81	48.810000	PSE
14 March 2019	100	48.81	48.82	48.815900	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	08, 11, 12, 13 and 14 March 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:
https://www.ccep.com/system/file_resources/5151/190315_Weekly_Buyback_Programme_indiv_trade_details_Cover_page.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 15, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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